
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

December 7, 2006

Via Facsimile 46-31-428553 and US Mail

Dan Sten Olsson
Chief Executive Officer
Stena AB
Masthuggskajen, SE-405 19
Gothenburg
Sweden

>   **Re: Stena AB**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed June 30, 2006**
>   **Response Letter Dated October 24, 2006**
>   **File No. 33-99284**

Dear Mr. Olsson:

    We have reviewed your response of October 24, 2006 and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your conclusion regarding qualitative materiality. However, you do not identify any factors that you considered in concluding that the NITC transaction is not qualitatively material. Please expand your qualitative materiality analysis to identify the principal factors you considered. Please see prior comment two. For example, your qualitative materiality analysis should address the potential impact of corporate activities upon a company's reputation and share value. As we note in prior comment two, relevant factors may be whether the government of Iran or entities controlled by it received cash or other financing in connection with your operations. As another relevant factor, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly

regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

2. Please provide the written statements requested in the closing of our letter dated September 29, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Michael Gizang
        Skadden, Arps, Slate, Meagher & Flom LLP
        (212) 735-2000 (fax)